Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: March 22, 2024

Caroline Cochran, the Co-Founder and Chief Operating Officer of Oklo Inc. (“Oklo”), and Brian Gitt, Head of Business Development at Oklo, participated in an interview with George Rockett for an episode of the Yotta Podcast, entitled “Nuclear-Powered Data Centers”, which was posted online on March 7, 2024, to discuss a range of topics which included, among others, Oklo’s business, nuclear technology and the proposed business combination between AltC Acquisition Corp. (“AltC”) and Oklo (the “proposed business combination”). The following is a transcript of Ms. Cochran and Mr. Gitt’s interview:

George Rockett (00:02.409)

So hi there, I'm George Rockets, founder of Yotta and DCD. And this is my bi -weekly, I hope it's bi -weekly podcast, talking about all things Yotta. I'm joined today by Caroline Cochran, the COO and founder of Oklo. Hi Caroline.

Caroline Cochran (00:21.67)

Hi, George, good to be here.

George Rockett (00:23.699)

Great, it's great to have you here. And you are joined by Brian Gitt, who is the Head of Business Development at Oklo as well. Brian, it's not the first time we've met, but it's always a pleasure each time we speak.

Brian Gitt (00:36.396)

Yeah, always good to chat again.

George Rockett (00:39.049)

Okay, so who are these two people? Who is Oklo? Oklo is an advanced fission technology company, nuclear, right? And Oklo is in the news a lot. I'm very excited about talking to you guys today. I know that you had the investor day recently, pre your public listing that's happening imminently, you're reversing into a SPAC called AltC that's a Sam Altman business.

And I've got all sorts of questions about technology, about business. But Caroline, I'm going to start with you because you're the founder and this isn't new. Apparently nuclear things take at least a decade. And a decade ago, you founded the company with Jacob DeWitte and you joined the very famous Y Combinator business incubator. Can you just tell us about your journey to Oklo and a little bit about what's been going on since please.

Caroline Cochran (01:43.462)

Absolutely. Yeah, it takes a long time. We were quiet for a long time. And then it's crazy how things speed up once you kind of nailed down some really key areas. So yeah, in 2013, we were incorporated. In 2014, we did Y Combinator. That was actually the first year that Sam Altman was in charge. And he really wanted to bring in what was called a hard tech company. So not just software companies and apps and so forth, but companies doing some really interesting things. And I think with how much more the world has been exposed to Sam Altman and his visionary ideas, I think they can probably see why he would be the kind of person to do that. So it was really a fascinating batch to be a part of. There was us, a nuclear fission company. There was a nuclear fusion company. There were interesting biotech and gene modification kind of companies. There were yeah, other types of biotech companies that were also interesting and studying the biome and so forth. So a lot of just interesting things.

I feel like in a way, companies like ours were a bit of a mystery to a lot of the Y Combinator partners. But ultimately, the advice that they give is key advice for any business. It's about focusing on what do you do, what do you do well, how to do it well, and talking especially, probably the main focus really is talking to customers about what they need.

George Rockett (03:18.121)

Right, because it doesn't really compare with Airbnb and things like that, right? What you guys have been up to and being hard tech. It's interesting. So anyway, I'll ask you a little bit more about Sam Altman in a bit, but we won't let him overtake this conversation in this role as an investor. Brian, you've been on the journey not so long, but you are an energy lifer, right? 25 years in the energy game.

Caroline Cochran (03:37.222)

Mm -hmm.

Brian Gitt (03:46.798)

Yeah, I've been working on all different types of energy technologies over the years, everything from wireless power to running energy efficiency programs for utilities, doing consulting, doing working in nonprofit space, but all the common thread really is energy and startup slash entrepreneurial endeavors. That would be kind of the common aspect.

George Rockett (04:08.457)

Okay, so we're gonna talk nuclear, a lot of nuclear today, and I think there's a nuclear comeback, right? We were listening intently to COP, it was an interesting process that went through and we ended up with, I can't remember how many it was, was it 25 countries pledging to triple their nuclear capacity by 2050? I think I've got that right. It was 24 or 25 and nobody had ever spoken about this before. Really. And we know and I'm going to say we, I'm going to put my data center hat on. We know what it's a great opportunity, but I think we'll get to that in a bit. I just want to quickly know how you got started, Caroline, because I know from reading that you met Jacob Dewitte at MIT, and there was a core group of you there that really wanted to reimagine how, you know, how, what the future of nuclear looks like. Can you just tell me a bit about, you know, how you got to MIT and why you chose nuclear?

Caroline Cochran (05:00.038)

Mm -hmm.

Caroline Cochran (05:05.604)

Mm -hmm.

Caroline Cochran (05:10.63)

Yeah.

Caroline Cochran (05:17.734)

Yeah, yeah, I, you know, I started out in undergrad as a mechanical engineer and economics major because I kind of liked a bunch of things. And as I was, you know, doing different internships and getting exposed to different things, I actually kept ending up meeting and being part of internships with nuclear engineers, basically from MIT. And not that that's key, but it was just interesting to learn more about the technology. And I still remember maybe, of course, you know, my reaction to learning about it then. And I think it might still be fairly similar to people learning about nuclear now, which is maybe a general sense of skepticism or is this safe? I think a lot of that's actually changed. I'm talking about 20, 25 years ago when I was first exposed to it. But, you know, I was a little skeptical and then I learned the facts and probably also like a lot of people when you kind of are faced with the reality of the safety, the incredible safety, but also the fact that it provides a tremendous amount of clean power to this country and to the world, I got hooked. So I got really interested in it.

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I ended up working for a year after undergraduate and applying to grad school instead of in mechanical engineering and nuclear engineering, got accepted to MIT and decided to go there. And that's where I met Jake, yeah, and a bunch of other people. But Jake was really the person who brought together a bunch of students at MIT because he had always been passionate about doing something in the space.

I worked on startups previously and in between undergrad and grad school. And so I was like, well, if someone's doing a startup, I want to be a part of it. And I was still learning about the advanced nuclear types and technologies. But yeah, it was a fun time. It was maybe a little silly because you've got a bunch of grad students each with their own kind of idea. So they are pursuing PhDs typically on the research side, so very academic, generally on a course for academia or working in a national lab. And yet we're talking about starting a company. And so it was really fascinating, but ultimately it kind of narrowed down to a smaller group of us that then started Oklo.

George Rockett (07:29.715)

Wow. And why the Oklo name? I read about it, but tell people that are listening. Be cooler from you than from me.

Caroline Cochran (07:36.838)

Yeah. Yeah. Yeah. And, you know, when we very first started, we actually had this name, Upower, which had multiple meanings, but, you know, kind of uranium, basically. But a terrible name, really. And we realized that. And one of the things we were thinking about for the name of our first plant, for our first design type, you know, product line, instead of Aurora, which it is now is actually Oklo. We realized we liked the name so much that we changed our company name. But what was Oklo?

It's actually named after a natural nuclear reactor that existed billions of years ago and actually continued on for hundreds of millions of years, I believe, basically fissioning. And this was discovered during some mining and people were finding fission products and they're wondering, how did this occur? Something really fishy is going on. And suddenly, ultimately, the analysis was returned and decisions were found that there must have been a natural nuclear reactor. And in fact, we believe that there are maybe many in the Earth's crust many billions of years ago. So it's really this natural phenomenon that we hoped that, especially then and even now, if people Google our name or search our name, they would find out as much about us as that this is a really natural phenomenon. And honestly, Aurora, kind of a similar concept, electromagnetic radiation hitting the Earth, and it's a beautiful scene, but it's also kind of yet another way that different types of radiation impact our lives.

George Rockett (09:08.841)

It is fascinating. And if you're listening, go and do some searches on this, because it's a lovely way combining history with education and the fact that there is, it's natural if you pour water, this stuff happens, makes it a lot more approachable. And Aurora, we'll find out later is very cool. This is like, you know, this is what we hope in some time in the future, these facilities will be nestled in amongst data centers. But anyway, more on that later.

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I'd like to just understand here. I had the misconception, as maybe many people do, or if not, I'm just a silly one here that didn't do my reading, that I call everything that's small and nuclear is to do with SMR. It's all over the press. And I had used that in some of our prep talk with you, and you corrected me. And I was actually listening to another podcast in prep talk, and I started understanding that micro-fission reactors and SMR are not the same.

Can you just quickly, I'm imagining that I'm not the only person who gets confused. Can you just give us the brief between the difference between the two?

Caroline Cochran (10:21.926)

Yeah, no, absolutely. And I think it's a very common use of the word. I think people think small and they think SMR. And that's not necessarily wrong, but we don't typically use that term because it originated to describe plants kind of like if people are familiar with the NuScale plant where they have like a large plant with modular capabilities for a different number of reactors within that plant.

So they might have, well, up to 12 reactors in that plant. But in theory, to some degree, that would be modularly capable. In other words, you could have smaller numbers within that plant. We pursued a different path than that, basically one reactor, one plant, each one being small. And the reason why, and then we plan to offer different size ranges as we grow and find different market niches that want different sizes.

But starting small, one, it keeps capital costs low. So it's easier for, it's more straightforward to do financing and project development and really start to build out the scale we believe we need to hit the cost we want to hit. And also, in terms of just financing a company through to production, starting small is beneficial that way.

But ultimately, our vision is offering a number of different size ranges in a market that we see mostly appreciating sizes of about 100 megawatts and smaller. So we don't actually offer a modular number. And part of the reason why is we want to keep the overall plant cost size small. So I kind of said that in a different way prior. But if you have a plant that's big enough to incorporate maybe 12 reactors, just again, using the NuScale example, that are each 70 megawatts. That's actually quite a large plant, ultimately, although you have small modular reactors within it.

So we stick to kind of a simpler, and that also keeps our siting simpler and interconnection grid kind of issues simpler in other ways that I could go into, but probably bore everyone who's not super into regulatory stuff like me. But that's kind of the nuance between the terms and why we don't typically use it.

George Rockett (12:37.929)

You love regulatory. I know that you've said that on your regulatory gig. You love reading the regulations, but I guess you need to do that, right? To get a project like this over the line. Brian, I'm going to test your technical capabilities here. I've heard them many times before, but I was interested in the reactor and that there's a backstory, right? You went to Idaho and you found something. I've looked at a video online, which is brilliant.

Caroline Cochran (12:40.07)

I do, I do.

Caroline Cochran (12:51.492)

Yeah.

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George Rockett (13:07.883)

It's like eight minutes and again, if any of you are interested, go and find the Oklo introduction to the technology where they go and you go and find this reactor that was mothballed many years ago. It's the EBR-II, isn't it? A breeder reactor. Brian, can you just explain a bit about that backstory? I'm sure you've heard it a hundred times or even a thousand.

Brian Gitt (13:33.71)

Sure. Actually, this is a good jumping off point because this was one of the reasons I decided to join Oklo. The nuclear industry is a very challenging industry to navigate regulatory and honestly, it's been stuck for a long time, right? There hasn't been a ton of new innovation. And one of the things that really attracted me to Oklo and wanting to join is that they were innovating on the business model and the go -to -market strategy, but they were resting the whole vision upon a proven technology.

This technology has over 400 reactor years basically in operation around the world. And the reactor that you're referencing right now ran for 30 years from 1964 to 1994 at Idaho National Lab. It was a 20 megawatt sodium fast reactor. And it also at some point sold power to the grid, but what was really cool about that particular site was they did these amazing tests there. They basically tried to run these catastrophic scenarios and force the reactor to melt down.

I mean, there's really when you I'm going to oversimplify this. But most people when you bring up that the word nuclear, there's two things that pop to mind. First is what about the waste? And second is what happens if there's an accident? Well, what's so cool about that reactor design and the reason why Jake and Caroline chose it was it solves both of those problems. Number one, you can recycle the waste, which is amazing because right now in the United States today, there's about 90,000 metric tons of spent fuel because they're coming out. We basically been operating nuclear power for about 70 years. It's 20% of our electricity. All that fuel is just sitting there. 95% of the energy is still in it. It could power the US for over 100 years at our current power consumption.

So this reactor design can take that energy and repurpose it and turn it into fuel for Oklo’s powerhouses, which I think is really amazing. Not only is it great from a sustainability story and just a responsibility, but it cuts the cost dramatically. it's a great story. So that's the one objection. Then the second one was the accidents for the safety. Unfortunately,

Brian Gitt (15:56.43)

A lot of people have this misconception about the dangers of nuclear power, but this reactor design, they call it walk away safe, meaning you can't actually, the physics of it in the way the fuel is designed, is such that it's self cooling and self regulating. If you cut power to this facility, if you locked out all the human beings, if you even locked out the emergency mechanisms like the control rods, which are just the things that drop and kill the fission reaction.

It just cools itself off using natural forces, gravity, you know, thermal expansion and just airflow. Right. So those are the two things that really attracted me to want to come to work at Oklo was I didn't want to go on a multi decade slog through a regulatory process to prove out a new design and prove out a new fuel type. They were taking these off the shelf that sitting at a proven design is a natural lab in commercializing it and innovating on the business model and the go -to -market strategy and the sizing and opening up a whole new market opportunity to different customers. So that it is a great story and that's one of the things that really attracted me.

George Rockett (17:05.481)

crazy. Caroline, I'm gonna ask you more about me. The idea that was mothballed in 1994. The idea I like the way that you and Jake found it or chose it. So that must mean the mindset at the time was there's something here in this nuclear it's being done wrong. And exactly as Brian said, you can like discarded things. Let's not start from scratch. Let's apply business model to tech. I remember I would

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Caroline Cochran (17:22.724)

Mm.

Caroline Cochran (17:27.514)

Yeah. Yeah.

George Rockett (17:31.753)

When we first spoke Brian, I just finished a book called, was it Energy History by Richard Rhodes, I think. And there's a last chapter on nuclear, it makes it very approachable, just how it's the safest thing in the world against any other energy form has ever been in history that has been commercialized. It's but all we ever think of is what we think of Fukushima, Long Island, Chernobyl, right, which are three instances, yeah, 20 % of the world's.

George Rockett (18:01.363)

of the US energy comes from it. So you found this, and then you think we're going to commercialize this. Can we kind of like get to the idea behind why this was ideal for you to commercialize and then get onto the commercial proposition? Because that's really what's cool here, right?

Caroline Cochran (18:20.856)

Mm hmm. Mm hmm. Yeah, you know, and a lot of people when hearing about that, they might one wonder why it was mothballed to begin with the EBR-II, but they also might wonder, well, why didn't someone do something with it between then and now? And I think the answer to that story really lies in the culture and the nuclear industry and the typical way things were funded. So it was very, I'd say, government funding dominated and a couple large players, not unlike maybe like the defense complex, right? Like especially historically or the space complex, you know, a couple of large players being paid lots of money over many years to develop new technologies often. And typically here to get government funding, you want to make it a research project. You want to show that it requires government funding to further prove out something or to develop something new.

So I think the historical culture of the nuclear industry was, well, you've got to find a way to add new features that then need to be developed and the government needs to pay you to develop them. Because of our business model where we were wanting to commercialize and really focus on, all right, we think this is proven out, it's well proven out. And like Brian said, and just to reiterate, that particular plant was operated for 30 years and did all kinds of incredible things. But globally, there's been over 400 reactor years.

So it has a tremendous amount of data. We want to start with something that had data because we saw how, you know, if you're trying to do something new, you're going to need to have data in order to get that data. You have to build a reactor. You still have to get licensed. And so it's kind of this catch 22. It's difficult to get a reactor license if you don't have data. You can't get data if you don't have a reactor operating. And it's.

in many ways challenging. What you would do then, of course, is start with a research reactor, which is maybe slightly less burdensome to license, but it still takes years to license, years to build, another probably decade at least to test it, and something like that. And so your commercial path is exceedingly long, and you really can't engage customers for a long time. So yes, we wanted to start with something we saw was well proven. And just...

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Caroline Cochran (20:40.076)

not reinvent the wheel, but really innovate like Brian was mentioning on how do we bring this to customers? I think just to summarize that too, and I think we'll get more into this, our business model is different than most, if not nearly all in the nuclear industry, especially historically, which is usually nuclear technology developers, They've been called developers. They develop a design. They get some amount of regulatory sign off on that design.

then they sell that design to utility, who then builds, owns, and operates it. So there's many, kind of, I guess I'd say, unanswered questions between the design getting some level approval or certification, et cetera, from the regulator, and what the utility actually has to take on, pay money for, and ultimately build, own, and operate, and figure out the actual costs for operation. We knew we wanted to take that all in -house. And part of the reason why is also, as Brian kind of alluded to, being able to recycle our own fuel, we ultimately see such huge benefits to that in the future. So we want to go straight to customers by offering them the power not selling a reactor to utilities and to be able to really focus on the cost benefits we see in recycling fuel.

George Rockett (21:49.353)

So this model is, uh, so what we talk about as a, a PPA, right? You're offering that as a purchase agreement in its totality as a service. And I was reading up before, as opposed to traditional large cap design and sell. Does that, that's what I picked up. You explained what it is though. I just, this, this business model is really important, right?

Caroline Cochran (21:54.734)

Mm -hmm. Yes.

Caroline Cochran (22:00.868)

Mm -hmm.

Caroline Cochran (22:06.244)

Exactly.

Well put. You put it in many fewer words than I.

laughs

George Rockett (22:19.195)

PPA. So there's often, you know, for many years, and I'll talk data center for a second. For at least the last four or five years when this gets bought up as an idea, people see as a lovely idea. But can you see us operating nuclear? You know, it's always it's always what's been said. Brian, you've heard that I bet 1000 times.

Caroline Cochran (22:33.614)

Mm -hmm.

Caroline Cochran (22:40.26)

Yeah.

Brian Gitt (22:45.07)

I mean, I spend probably 85 % of my time talking to data center developers and operators and not once in any of those conversations has any of them raised their hand say, well, we really want to own and operate the asset. We want to maintain it. We want to project finance it. We want to go through the licensing and regulatory process. Never once. They just want to plug in and go. You know, a great analogy of what we're doing is similar to what AWS did with cloud services. So just like,

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All of a sudden, instead of a enterprise corporate buyer going out and buying all these servers, hiring all these people to go configure, to rack, to test, to operate all of these servers and then to upgrade them over time. Now all of a sudden, AWS offered, you can just plug in and buy compute as a service. That is exactly what Oklo is doing for power. They just want to plug in and go. They don't want to deal with all of this headache of getting licensing and going through regulatory.

getting all the capital invested upfront. We don't require any upfront capital. You're signing a PPA in a very similar way that you would buy solar or wind power, right? It is just taking all of that risk, all of that headache off the table and allowing companies to really grow and scale quickly.

George Rockett (24:03.145)

That's interesting. I mean, you open up a lot of avenues for questioning there. I wanted to question price costs, somebody else has to pay, you know, is there a market for this? Or is this why you know, listing is such a good idea? Because I guess they're not free, they're not cheap. Be interested in their competitiveness and what the cost of building a wind farm is. I don't know. Maybe it's a similar comparison, I don't know, but what are the economics behind it upstream? So let's just assume the client's not the client is doing a PPA, and they're just going to guarantee to buy the power off you for X amount of time. What's the back end of this look like? Caroline from the Oklo perspective.

Caroline Cochran (24:43.3)

Mm -hmm.

Yeah, yeah. So, you know, the total capital cost is really a lot less than you'd expect for a nuclear power plant. And in creative, it's somewhat, you know, scaled really with the size of it. So we're not talking about a gigawatt size plant, unlike, you know, people may have heard stories about the latest power plant to come online in the United States and in Georgia. So, you know, that was tremendously expensive. It's also much, much larger. But there are other efficiencies that we're expecting to kind of taking account of, and largely those come from the inherent safety characteristics that we're excited about with this technology. The capital cost, especially when you don't have massive cooling towers and huge amounts of nuclear grade concrete and 5 ,000 construction workers on site for many years on end, we're really looking at a relatively simple building. And the reactor is certainly the most expensive component, but we're still talking about simple.

materials, in other words, stainless steels, regular concrete. We have a beautiful building designed with architects, but we could also do a simple steel building. So largely, and you may have seen our announcement about partnering with Siemens for the power generation equipment. So the reactor makes the heat, the power generation equipment makes electricity from the heat, essentially. And those are the major componentry’s. When we've looked at the total capital costs.

We're talking tens of millions, not including the fuel. And so that's kind of where the biggest variable comes from and also what we're working on the most in terms of how to reduce costs in the future, why we're excited about recycling, developing our own supply chain for fuel, et cetera. And we're working with Idaho National Lab, who the Department of Energy gave us access to.

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Caroline Cochran (26:39.398)

at least one core load of fuel. So our first plant, we're working with them right now to fabricate the fuel actually recycled from EBR-II. So yeah, the amount of capital cost is really not that huge. You can see large battery projects being much larger and so forth. And actually people think regulatory would be tremendously expensive, but in our estimations that we've done with the regulators themselves really aren't a huge component. So when we start, with a customer like Brian was alluding to, we talk about, you know, usually they start with a letter of interest around power. And then we start negotiating an actual power purchase agreement. We're trying to keep it as simple as possible. And yeah, I think, you know, now is the time we've really felt like, you know, we had offers earlier to go public via SPAC. And it's certainly during the kind of people might say a bit of a SPAC boom.

We wanted the right kind of arrangement, the simple one, one without a lot of games. And we could talk about that, but many SPACs are kind of structured really as a way for founders or investors to cash out. There's weird warrants and other things that people play margins on. So we didn't want any of that. People have, key players all have a lengthy lockup. And it's really about financing the company to get through to building our first plant. And you know.

some other key things to help us scale. So that's kind of, I hope I'll stop there in terms of the length of the answer to your question, but yeah, those are kind of the key variables.

George Rockett (28:14.889)

Yes. Go ahead.

Brian Gitt (28:15.374)

Hey, George, just to piggyback on what Caroline is saying, when you think about this from first principles, Oklo is doing something very similar to what Elon Musk did with SpaceX. He said, there's no reason these rockets need to be so expensive. When you actually look at all of the raw materials and components in the rocket, you add all those up, what is this massive Delta? Like what are we paying for here? And as Caroline talked about earlier, a lot of that was all of the admin bureaucracy of the defense industry. Well, something similar happened with nuclear power. There's no reason nuclear energy should be the cheapest form of energy. Jake DeWitte, the CEO of Oklo talks about this all the time. The amount of uranium metal in a golf ball. So imagine a golf ball of uranium metal has enough energy in it to power your entire lifetime from birth to death. Because of that level of efficiency and concentration of energy, there's no reason

Caroline Cochran (28:54.822)

Yeah.

Brian Gitt (29:12.17)

nuclear power should absolutely be the cheapest form cheaper than coal for sure. However, so why isn't it? So one of the things that Oklo has done is really looked at this problem from first principles just like SpaceX did and really design, made these design decisions very consciously how do you use commonly available off -the -shelf materials? So i'll give you a couple quick examples our our vessel our reactor vessel it's made out of commonly available stainless steel alloys. So we're using 304, 316 stainless steel, it's rolled steel, it's not forged. So some of the other folks that compete in the space have what's called pressure vessels, they're very high pressure, right? It's like a pressure cooker, right? And they have to forge those things in South Korea. It's a huge vessel. It takes immense cost to do that. Well, we can work with there's dozens of domestic

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local manufacturers that can make stainless steel tanks out of 304 316 stainless steel. So that's an example of working at atmospheric pressure using locally commonly available materials with domestic suppliers. We operate at temperatures that are very similar to a fossil fired plant. So that's why as Caroline alluded to, we're partnered with Siemens.

It's leveraging an existing product line, right? They are able to, and then it allows us to leverage the economies of scale. They've sold thousands of these things all around the world. We're just plugging and playing with that. Now, if you contrast that to some of the other products in the space, it's just a different approach. They made different design decisions. And, you know, Jake and Caroline really were thoughtful about designing around cost from the very beginning.

That is the core value proposition. It has to be low cost and nuclear should be the cheapest form of energy.

George Rockett (31:18.281)

Yeah, it's really, really interesting the way you put it, because obviously you alluded to it before, Caroline with Georgia, but in the UK, the headlines are always dominated by Sellafield, right? 20 years over a 50 billion over budget, yet we're talking completely different scale, a different complete perspective on how this is done. I just did have a question, you know, you said it was in the tens of millions of dollars. Just for people that are listening, what's the kind of like the...

Caroline Cochran (31:26.18)

Mm -hmm. Yeah.

Caroline Cochran (31:33.316)

Mm -hmm.

George Rockett (31:45.673)

the model footprint of this. I remember it's like you need two acres, but this Aurora building, if any of you listening have ever seen this, it looks like a Swiss ski chalet. It's very, very beautiful, right? But you know, what's the square footage in a way of your model Aurora and what's the output of what lives in there?

Caroline Cochran (32:06.662)

Yeah, yeah, yeah. Well, thanks for bringing that up. Yeah, we're proud of showing how it can look really different, right? You don't need necessarily, and our expectation is because the inherent safety, we have inherent security. So if you can't cause a radiological accident effectively, you know, through many typical means, there's no way that some, you know, bad guy can come in and try to cause that themselves. So, you know, we are expecting to ensure security in different, more kind of inherent or natural means as well. So you don't see in our renderings things like fences and walls and barbed wire and turrets with armed men in part because that's our expectation. And, you know, we're still working with the regulator on these proposals, but, you generally speaking, this can look a lot different. And the model is already out there, really, where research reactors...

that are much smaller, they also don't require that kind of security. But yeah, the building itself was designed that way on purpose. The actual square footage, I'd have to double check what the latest is, but we're talking not a huge building. And everything is intended to be basically housed in there short of, you know, we have fans almost like, you know, maybe an office building has fans for their air conditioning units or so forth. So fans outside, but.

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largely the reactor and the power conversion equipment can largely all be inside that one building. So it's really, we call it a powerhouse because it's one building that houses all of the power plant. Yeah, so I think, was that your question? Oh yeah, the square footage. I'd put it between 5 ,000 and 10 ,000 square feet that I could get an exact number some other time. Yeah, yeah.

George Rockett (33:53.609)

Not big, not big for the output, right? And certainly in the context, we're going to talk a bit about data centers. We're talking about data center campuses of millions of square feet of space. It's actually a lot smaller.

Caroline Cochran (34:04.644)

Mm -hmm. Yeah, yeah, blip.

Brian Gitt (34:09.24)

One of the, George, one of the benefits, although we were, Oklo is not traditionally, as Caroline explained, a traditional small modular reactor. They are modular in the sense that you just add additional powerhouses as you scale.

George Rockett (34:57.193)

So is it in the context of you can kind of like get like a UPS or generator N+1 on this type of thing as well? Is that the way one looks at it to build redundancy and along the way?

Brian Gitt (35:08.494)

Yeah, and this is something, this is why the data center industry and Department of Defense and our work with Eielson Air Force Base, there's so much interest in this, is the level of resiliency and reliability that can be configured. So depending on the level of redundancy that's required, we can do N+1 configurations, both on the powerhouse itself, which includes obviously the reactor module as well as the steam turbine system.

So there's ways that we can bake in that added resilience. And now obviously when you have more redundancy, you're going to have more cost, right? So nothing's free, but depending on the application, that's a, it's a huge benefit.

George Rockett (35:48.969)

But it scales in a way that's similar. So, Con, let's dive into data centers. Let me give a little intro here. Right. Oklo have been supporters of DCD, the business I founded for the last couple of years. Have been getting involved in events, meeting people, socializing this great idea. And also you got really behind Yotta, which is what this podcast is about. And this idea that digital infrastructure is the industry that connects the world. It's not just data centers.

We're not just talking about airport terminals, it's everything in between. And it would seem that there is a marriage made in heaven between data centers and nuclear. The only thing in the way is that there two things that the public dislike intensely, it would seem. Yet we know that it's incredible. And we knew that before...

the accelerated compute year this year dominated by ChatGPT by OpenAI by people saying capacity needs to double in the next couple of years. It was before that even happened that this was a conversation. So I want to, I just want to hear about how you got into data center, your approach.

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Caroline Cochran (36:57.188)

Mm -hmm.

George Rockett (37:07.625)

and conversations you've been having and what the feedback's been from the industry. Um, cause anybody listening that is into data centers will just get this already right now from what you've been saying. But you know, what are the questions asked? What's the feedback? Caroline, I mean, was data center on your radar in 2014 or not?

Caroline Cochran (37:23.044)

Mm -hmm.

Caroline Cochran (37:27.398)

Yeah, you know, interestingly enough, I think I'd have to go back and look at some old slides. But yeah, I think we thought military would be more dominant, other industrial uses would be more dominant, and data centers would be a part of it. But now, you know, data centers and digital infrastructure, like you're saying, are looking to be the vast majority of immediate need and the need for, as you mentioned, N+1 reliability, the incredible reliability requirements 24/7 and the drive for many of these large players to decarbonize or source their power from low carbon sources is also, I think, driving the hard look at nuclear, whether or not people didn't like it, you know, maybe a few years ago even. But I think it's, yeah, it looks like an absolute marriage made in heaven, as you mentioned, between nuclear power and what it can offer and what data centers need.

George Rockett (38:19.913)

Well, I know, you know, from me asking questions at conferences, I know four years ago, five years ago, people say never gonna happen.

Caroline Cochran (38:28.42)

Yeah.

George Rockett (38:28.777)

Years ago in Virginia, I asked for a show of hands in a room and who said, is this industry ready for nuclear? And every hand shot up. And Brian, we were there again last year, right? In November. And the conversation was just like, fait accomplir. It was like, when's this going to happen? When can we do it? So it's changing. Brian, you're biz dev and you've walked into this world of data centers. Tell me about, you know, what feedback you've got.

Caroline Cochran (38:46.724)

Mm -hmm.

Brian Gitt (38:54.734)

Well, I think the panel presentation you're referring to at the DCD conference, which was hundreds of people packed in that room, standing room only in the back, I think shows what I'm seeing every day. So I spend about 80 % of my time every day talking with data center developers and data center operators. And I think what's, what's happened is a realization that the industry is desperate for power. Power has become the long pole in the tent.

If you really want to scale and you're talking about the largest companies in the world that are potentially being constrained by their growth is being constrained by power. Now, when you start looking at this holistically, what are the available options? And you can start to narrow in just by process of deduction why this is such an attractive offer. So let's just walk through it real quick. I'm going to just use the US context because obviously globally this is different in every market.

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But in the US, when you look at actually what's happening, what we see is through EPA regulation, we know that coal plants are being phased out. We're certainly not going to build new coal plants in the US. Right now, we're actually prematurely closing coal plants. And there's a lot of concern right now that we're not building enough new generation to replace them. So you have that trend happening. Now, natural gas plants, natural gas is a clean burning fuel. But...

The data center industry, which are all the obviously large cloud providers, have very aggressive greenhouse gas reduction goals. As you know, they've all committed to either, if not 24 -7 carbon -free energy, some version of 100 % clean energy in different iterations. But natural gas isn't going to be a viable solution for them longer term. Then when you talk about large nuclear plants, we love large nuclear. We...

we think we should also build large nuclear plants around the country. But I think the recent experience in Georgia is a sign that there's very little appetite to take on that level of capital risk. There's very few utilities at this point in time, and hopefully that'll change in the future once we establish this track record and start building nuclear again, that they will work up to building, investing multiple billions of dollars in these mega infrastructure projects.

Brian Gitt (41:14.446)

but very few, if any, utilities today are willing to bet the entire company on one project, right? So it's just not happening. That's why you don't see a big queue of large nuclear projects. Intermittent renewables check off the clean box, but data centers, as you know, run 24 -7. And all of the data center folks that we're talking to are obviously acutely aware of this. And those renewable projects rely on new transmission capacity to be built.

know, depending on the estimates, DOE is talking about you're going to need to triple the size of the grid to be enabled the level of wind and solar build out. Well, we know that's not happening. I mean, there's we're not even going to come anywhere close to that. The amount of lawsuits that are involved, it takes sometimes over 10 years to build new transmission infrastructure. So renewables are dependent on transmission infrastructure, which takes a very, very long time.

Just the interconnection queue right now in PJM, a grid in the US that serves 65 million people, solar and wind projects can take up to five years in line just to get connected to the grid. So that's not really going to be a scalable, viable solution. So what do we have left? We have advanced nuclear. We have this solution that not only can deliver...

24-7 clean energy that aligns with all the greenhouse gas reduction goals and various mandates that are there. But also because it's more decentralized, we don't require all of that massive new transmission infrastructure to be built, it costs billions of dollars and gets held up for years and lawsuits. So we're able to do it faster. So it's faster, it's cheaper, and it's cleaner, right? I mean, so ultimately, now we have our own challenges. I'm not trying to pretend that this is just smooth sailing. Caroline's been involved working on this for 10 years, right? We've been formally engaged with the Nuclear Regulatory Commission since 2016. But this was not a simple, easy thing. I think Caroline and Jake's foresight to know that ultimately we know we're gonna need more power. We know it's gonna have to be low emission. And all of a sudden those trends are converging. At the same time,

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Brian Gitt (43:32.782)

For the first time in decades in the US, we're seeing a massive increase in power consumption, depending on the study in the management consulting firm, whether it's McKinsey or Boston consulting group you look at, you're talking about tripling power consumption from data centers alone, tripling it by 2030. So at the same time, you're prematurely shutting off existing thermal power plants, you can't build new nuclear plants.

You can't build enough transmission capacity and we're going to triple the power consumption for data centers. Well, what the heck are you going to do? It's kind of obvious. I mean, this is really the solution that I mean, I think when we through the lens of history, when we look back, let's say in 15 or 20 years, it is going to be a no brainer. This will be kind of a standard issue. I think of any data center of over a certain size, it's not in a downtown kind of, you know, Manhattan or downtown LA area. I mean, it's just, it makes so much sense.

So for all of those reasons, sorry.

George Rockett (44:28.041)

I want to ask something. I want to put on my desk and say, God damn it, why isn't it happening now? Which is going to be the next kind of like, you know, I think, yeah, it's clear people know this, but clearly there's barriers because this isn't simple. Caroline, what does the... What's coming next? What's the timelines around this? Because you are listing on a market, you don't go and listing on a market if you're not ready to do things, you know.

Caroline Cochran (44:53.806)

Mm -hmm. Mm -hmm. Yeah.

George Rockett (44:57.417)

You've got one of the world's most important thinkers supporting you who you know, we spoke about COP, We didn't speak about Davos, who said ,this is Sam Altman said abundant intelligence needs abundant energies he said that right that's being said everywhere Are we gonna see this happen this year next year the year after what's the curve look like? Tell me

Caroline Cochran (45:07.31)

Hmm.

Caroline Cochran (45:11.718)

Yeah. Yeah.

Caroline Cochran (45:23.302)

Thank you.

George Rockett (45:26.089)

Get your crystal ball out. It's probably not a crystal ball because, but tell me about it.

Caroline Cochran (45:26.242)

Yeah, it's.

It's our best, yeah, best estimation. Yeah, just to give you like a quick history, I think in a way people might have said we were moving too fast. But one of the things I think Sam Altman always encouraged us was you have to move faster than you think you basically possibly can. Because, you know, we have had...

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And we're growing tremendously. So even in the last year, our company has doubled in size, but you know I think a relatively small, tight knit, very smart and passionate group of people working incredibly hard to make things happen. And there's things that you can do so efficiently when you have enough people that fit in a room to really make things happen. And so I see more and more the wisdom of that advice because, yeah, people get...

tired or leave, we have had very little turnover. So we've been very beneficial. We've been the beneficiaries of that tight team culture. But you can lose momentum so quickly. So we really focused on moving as fast as we could. So obviously did Y combinator in 2014, did our first seed round in basically 2015, hired our first people. By 2016, we were already engaging formally with the regulator. So

You know, that's important. And we were the only ones at that time out of the what's kind of called the advanced reactor, kind of non -light water reactor, non -water cooled reactor types. And a lot of people were saying, well, we want to be first and second. And our thought was, no, you really have to just start. And so, and we were, we were, and are still really glad that we started investing in that early. So started having those meetings late 2016. By 2018, we submitted a

Caroline Cochran (47:22.534)

pilot application to them, which was totally new, right? This has literally never been done either kind of putting design construction operation altogether, hasn't been done for any reactor type, let alone an advanced reactor commercial power plant. It's very unique in terms of the application. So everyone said, well, the NRC can't even review these kinds of advanced reactors yet. They only know how to do water cold. And you know, they were ambitious and so are we. And we thought,

There's ways and actually the actual regulations we believed allowed for that with minimal kind of requirements for any exemption. So by 2018, we did a pilot application. By 2020, we submitted our actual application. It was a little docketed for review. Unfortunately, we built our application around our experience with the pilot, which was thinking, let's focus on in -person audits in terms of most efficient way to get information to the regulator. We submitted our in -person audit based application on March 11, 2020, which also happened to be the day the World Health Organization declared COVID a pandemic. So we flew back to California that, you know, people were scavenging for toilet paper and it was a ghost town and it was like, oh, maybe we'll be in lockdown for a couple of weeks. Okay, maybe a month, maybe by the end of the summer. So I think, you know, it was always going to be a challenging review. It was definitely really challenging with that. Ultimately, the NRC, you know, rejected it, requesting more information, not, not.

on the basis of any errors or anything like that. It's just they need more. And the timeline frankly was probably running out to a degree on their anticipated timeline for review of it. And so we've been working with them to augment that information and resubmit, which we're planning to do this year. People might think it'd be many, many years to do that, but actually, you know, with a docket application on the interseason website, the timeline to do that review is between 30 and 36 months. And...

In part, we're expecting that to be shorter. We're not claiming that, but because we already did a lot of work with them. So we're hoping it's shorter, but that's actually not that long. Less than three years is kind of what we're expecting for an application review. And the thing is, is once you have that, you literally have a license to operate a plant. In the meantime, we can do a lot of supply chain work and so forth. So that's why we're really shooting for 26, 27 for our first plant.

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Caroline Cochran (49:44.63)

to start coming online and operating and that's really what we're gunning for. So it is still a while away. We definitely hit some roadblocks that we weren't anticipating, but we have been, I think, in a way for this industry moving quite fast.

George Rockett (49:59.209)

Brian, I'm gonna ask Brian in the in the dev role, who's it? Who's it gonna be? And I don't mean I'll tell me that the name but but but but you know, sometimes you think of nuclear and its got the public perception, does a big hyperscaler still worry, although they know it's the right idea what the public perception will be of this? Is it, you know, a large co-lo that goes with this first? Where are we in the running here?

Brian Gitt (50:29.07)

Well, as you can imagine, all of whether they're hyperscalers, co-los, enterprise, they're all have the same problem, which is where are they going to get the energy? And I think what you've started to see shift where some of them previously had very specific goals around 100 % renewable energy, they have since amended those goals to be 100 % clean energy for this very situation because number one, they need to maintain optionality.

They don't want to lock themselves into one, have this prescriptive path towards one technology. And it makes more sense. I mean, if the goal is to reduce carbon emissions and to reduce emissions in general, then you should have all the tools at your disposal to do it. So you've already seen that shift take place across the board. I'm not aware of any at this point that are not considering nuclear energy as a clean energy source that would go towards these various mandates or greenhouse gas reduction goals. So I mean, we're seeing a huge appetite across both the hyperscalers and colos. I would say if I was going to wait one versus the other, I'd say even just because the sheer number of colocation companies, there's just been a massive appetite there. So, you know, our pipeline at this point is weighted very much in the data center industry in general. But I do want to highlight one additional example that

I think we'll touch on this public perception piece, because that's what your heart of your question is, is about will the public accept it? Will the big hyperscalers accept it because they think the public will accept it?

So this is really shifted. Now, are there a few states that are more resistant? Of course, right? I mean, unfortunately, there's a few handful of states in the US that still have restrictions on building new nuclear plants, but they're in the very small minority. The vast majority of the United States is very friendly to nuclear power, with 100 million Americans live or work within 50 miles of a nuclear power plant.

Right 20 % of our energy today is coming from nuclear energy in the US. So I think there is a large appetite from all of those colos and hyperscalers to embrace this technology. Now some are going to move faster and some are going to move slower like anything right you always have a adoption curve right you have your innovators and your early adopters and you move back and the same is going to be true here and it's basically who's going to get left behind. I mean ultimately because as we just laid out, there's only going to be so much power available. So those that wait too long are going to be locked out, you know, in having to wait several more years to access this power. So those first movers are going to have a huge competitive advantage.

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George Rockett (54:08.585)

Wow, when are we gonna when are we gonna learn about the first movers? When are we gonna learn about all of this? It's very exciting, right? So I would like to ask what's coming next. But I think you've laid it out to me, Caroline, you've said kind of like given there's a road, the roadmap takes three years to get this type of stuff done, the willing is there. So it's kind of like, as you said, who the early movers are, and I guess the first movers will

Caroline Cochran (54:35.844)

Okay.

George Rockett (54:37.937)

stand to gain benefit just by standing alongside this type of idea. Any other challenges that we need to be aware of on this road, on this pathway?

Caroline Cochran (54:43.62)

Yeah.

Caroline Cochran (54:50.278)

Yeah, I'll share a couple things around this whole topic. One thing I didn't mention is, you know, the NRC says it takes, you know, less than three years basically for review through 36 months. And we're expecting, I think, that because of our prior work. But one of the key things about why we believe we can ultimately deploy with real rapidity is the repeatability of the licensing. So once you have that first one done,

If all the changes for the next one, the design, everything else, layout, and everything is all the same, and just some site parameters change, that's really the only piece that you change. You resubmit the application. What that's called is a... The first one's called a combined license application. It's also called a COLA. That becomes the reference COLA, and then each subsequent one becomes the S -COLA or subsequent COLA. And we're anticipating they only need to re -review what's new.

So if you're only changing really site parameters for each S -COLA, we anticipate that timeline could really be reduced. And then really our limitation is, which was your question, more around supply chain and how fast can we scale up. So that's another thing that we're really looking, you know, doing this financing to finance up is our, you know, things that allow us to scale. So we're looking at doing something like what we've been calling it like a mega factory. How do we scale up recycling of nuclear fuel and so forth so that we have our own.

basically supply chains for fuel and for other key components. Obviously, working with large manufacturers is going to be, you know, they already have built -in ways of scaling because they do it at scale already. That's a key part of our strategy. And then, you know, assembly and construction, we're looking to minimize. Right now, the biggest challenge and the reason why early movers kind of get locked in to...

getting access first is there's only so much enriched fuel material until we get our recycling of existing waste into fuel set up. There's only so much enriched material that we expect to be able to gain from different enrichers. We're looking at several, so there are options. But the timelines for them to spin up are limited. And part of the reason why this limitation has emerged is because previously,

Caroline Cochran (57:12.646)

and still today, a large amount of enrichment capacities in Russia. And there's obvious challenges or contradictions to doing that. So everyone's trying to figure out where they're going to find their enrichment capacity since the invasion of Ukraine by Russia and the blocks on procuring from there, which...

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we're not really interested in anyway. So the rest of the world is looking at how they scale that up. And that's one thing that we're actually actively investing in and looking at how do we be a big part of that. And I'll say too, we're kind of unique in the nuclear space in terms of interest in doing that because developers that are just developing design, they sell that design to utility, it's utility job to buy the fuel. And if they're not looking at building, many plants, they're not thinking like we are in terms of we're planning to build many plants, we can actually think about how do we want to procure fuel for those many plants. So we're really, I think, I believe we can and are intending to play a key role in how does that infrastructure stand up to make sure that these things happen. But like Brian was saying, there's only going to be so many plants that we can build in the next decade, even as we try to make sure that that's as many as possible.

George Rockett (58:35.113)

How do what do you think the capacity the likely capacity is that you can do in the next decade or is that just not a number that's worth talking about? Is it in gigawatts that you think or?

Caroline Cochran (58:47.142)

Yeah, we have, we certainly have our goals. I think it'll be difficult for us to state that publicly. But Brian, go ahead.

Brian Gitt (58:54.35)

Two things. One of the key competitive advantages of Oklo’s design is that we can work with multiple fuel types. We can work with what they call fresh fuel or high assay, low enriched uranium. And we can also use recycled fuel. Not all reactor types can actually have that optionality to do both. So we're aggressively.

Caroline Cochran (58:58.2)

Mm -hmm.

Caroline Cochran (59:03.59)

Yeah.

Brian Gitt (59:24.11)

pursuing both paths at once. So we're already engaging with NRC on planning to build a full scale recycling facility. We're running a competitive process across multiple states right now to cite that facility. So there's a whole effort to get that accelerated. Now that's not going to happen tomorrow, but we're looking by the end of the decade to have that online. And in parallel to that, as Caroline mentioned, we're aggressively working with multiple enrichment providers, one that we publicly announced in the US, which is Centrus, but that's not the only one. We're not putting all of our eggs in one basket here. And we are taking this large order book that we're building right now and going to them and saying, look, we have some of the largest companies in the world that have almost unlimited resources that are looking to contract for this power. So we need you to accelerate the expansion of this capacity.

George Rockett (01:00:43.433)

Incredible. We're coming kind of like to the end of the session for this one. I think it's been really informative. We've packed a lot in. I think it's gonna be really interesting in October at Yotta. I think this thing's gonna develop, all these conversations are gonna develop quickly because of this AI discussion. But Caroline, I take my hat off to you because...

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You know, to go through such a journey on something that has the potential to create so much impact. You know, the time you get a first customer in a data center, then other customers, and then, you know, the way that data and digital infrastructure impacts the world, the way nuclear can and it's kind of like combines the intersection of it is so very exciting. You've got such an amazing team around you from the investment side and internally. So, um,

I wish you the best and I hope to be reporting on the journeys we go along. Thank you very much for taking the time out.

Caroline Cochran (01:01:43.718)

Thank you so much. Yeah, thank you so much.

Brian Gitt (01:01:45.326)

Yeah, thank you, George.

IMPORTANT LEGAL INFORMATION

About Oklo Inc.: Oklo is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission, and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. National Laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

About AltC Acquisition Corp.: AltC Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Oklo’s work with Eielson Air Force Base, the Department of Energy and the Idaho National Laboratory, Oklo’s partnerships with Siemens Energy AG and Centrus Energy Corp., the deployment and capabilities of Oklo’s powerhouses, expected market opportunity for Oklo and the consummation of the proposed business combination. These forward-looking statements are based on information available to us as of the date of this news release and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

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These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained; the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the Securities and Exchange Commission (“SEC”) by AltC, including the Registration Statement (as defined below). If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction (the “Special Meeting”), as these documents contain and will contain important information about AltC, Oklo and the proposed transaction.

Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the Special Meeting. Information regarding persons such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the Special Meeting, is set forth in the preliminary proxy statement/prospectus/consent solicitation statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

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Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Registration Statement. The most recent amendment to the Registration Statement was filed on January 30, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1849056/000110465924007900/tm2324337-10_s4a.htm.

Shareholders, potential investors, and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

 No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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